UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On January 18, 2024, Rail Vision Ltd. (the “Company”) entered into a binding term sheet (the “Term Sheet”) directly with a global investment firm (the “Lead Investor”) for the purchase and sale in a private placement (the “Private Placement”) of units (the “Units”) consisting of (i) one ordinary share of the Company and (ii) one and a half warrants to purchase ordinary shares of the Company (the “Warrants”) to the Lead Investor and other investors (collectively, the “Investors”) acceptable to the Lead Investor and the Company. The Private Placement is expected to close on or about February 1, 2024, subject to the satisfaction of customary closing conditions. The Private Placement is being made without an underwriter, placement agent, broker, or dealer.

The Lead Investor committed to purchase a minimum of $2.5 million of Units, up to a maximum of $3 million of Units, at a purchase price per Unit equal to 65% of the lower of (i) the closing price of the Company’s ordinary shares on the trading day immediately prior to the signing of the Term Sheet and (ii) the 5-day average of the closing price of the Company’s ordinary shares during the five trading day period immediately prior to the signing of the Term Sheet (the “Unit Purchase Price”).

The number of ordinary shares issuable upon exercise of the Warrants shall initially be equal to 150% of the number of ordinary shares purchased by the Investors in the Private Placement, subject to adjustments as set forth therein. The Warrants shall have an exercise price equal to the Unit Purchase Price, subject to certain adjustments and certain anti-dilution protection, will be exercisable upon issuance and will have a term of 5.5 years from the date of issuance.

In addition, while the Warrants are outstanding, the Investors shall not, and shall cause its affiliates to not enter into or effect, directly or indirectly, hedging transactions that establish a net short position. The Company has agreed to reimburse the Investor, upon the closing of the Private Placement, for actual and documented fees and expenses incurred up to $10,000.

The Company undertook to file a registration statement with the Securities Exchange Commission to register the resale by the Investors of the ordinary shares issued in the Private Placement and the ordinary shares underlying the Warrant. The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-271068 and 333-272933) and Form S-8 (Registration No. 333-265968), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: January 19, 2024	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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